Exhibit (a)(1)(vi)

Notice of Amendment of the Terms of the Offer

A&Q Masters Fund

If you do not want to sell your shares at this time, no action is required.

October 19, 2020

Dear Shareholder:

We are writing to inform you that A&Q Masters Fund (the "Fund") has amended certain terms of its fourth calendar quarter offer (the "Offer") to repurchase shares of beneficial interest of the Fund ("Shares"). The Offer commenced on September 18, 2020 on the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal included in the tender offer statement (the "Statement"), which was distributed to shareholders and filed with the Securities and Exchange Commission on September 18, 2020.

As of the close of business on October 16, 2020, approximately $39.2 million of Shares had been properly tendered and not withdrawn pursuant to the Offer. As a result of the fact that more than $24,000,000 of Shares—the amount of Shares that the Fund offered to purchase pursuant to the Offer—were duly tendered to the Fund before the expiration of the Offer, the Offer has been oversubscribed. Further to the disclosure in the Offer to Purchase, as a result of the oversubscription of the Offer, the Fund may (1) repurchase a pro rata portion of the Shares tendered, (2) extend the repurchase offer period and increase the amount of Shares that it is offering to purchase or (3) take any other action permitted by applicable law. The Fund has determined to pursue option 2.

The amount of Shares that the Fund is offering to purchase is being increased from $24,000,000 of Shares to $39,000,000 of Shares. In addition, the expiration date of the Offer is being extended until the end of the day on October 30, 2020, at 12:00 midnight, New York time. All of the other terms and conditions of the Offer, as set forth in the Statement you received, remain unchanged.

If you do not want to sell your Shares at this time, no action is required. Should you wish to sell any of your Shares during the amended Offer period, please complete and return the Letter of Transmittal you received (the last page will suffice) to the Fund's Administrator, BNY Mellon Investment Servicing (US) Inc. ("BNY"), either in the previously-provided postage-paid envelope or by fax.

If you have any questions, please refer to the Offer to Purchase you received, which contains additional important information about the Offer, or call your Financial Advisor or BNY at (877) 431-1973.

Sincerely,

A&Q Masters Fund